UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2021
Commission File Number 1-10928
________________________________________
INTERTAPE POLYMER GROUP INC.
________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 12, 2021	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Equity	4 to 5

Consolidated Cash Flows	6 to 7

Consolidated Balance Sheets	8

Notes to Unaudited Interim Condensed Consolidated Financial Statements	9 to 21

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended March 31,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended March 31,
	2021	2020
	$	$
Revenue	345,566	278,212
Cost of sales	263,016	219,105
Gross profit	82,550	59,107
Selling, general and administrative expenses	46,743	30,907
Research expenses	3,048	3,333
	49,791	34,240
Operating profit before manufacturing facility closures, restructuring and other related charges	32,759	24,867
Manufacturing facility closures, restructuring and other related charges	—	651
Operating profit	32,759	24,216
Finance costs (Note 3)
Interest	5,368	7,798
Other finance expense (income), net	1,342	(1,132)
	6,710	6,666
Earnings before income tax expense	26,049	17,550
Income tax expense (Note 4)
Current	2,184	2,355
Deferred	4,076	881
	6,260	3,236
Net earnings	19,789	14,314

Net earnings (loss) attributable to:
Company shareholders	19,052	14,376
Non-controlling interests	737	(62)
	19,789	14,314

Earnings per share attributable to Company shareholders (Note 5)
Basic	0.32	0.24
Diluted	0.32	0.24
The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Periods ended March 31,
(In thousands of US dollars)
(Unaudited)

	Three months ended March 31,
	2021	2020
	$	$
Net earnings	19,789	14,314
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 8)	477	(2,972)
Change in cumulative translation adjustments	(3,510)	3,835
Net gain (loss) arising from hedge of a net investment in foreign operations (2) (Note 8)	2,298	(19,939)
Items that will be reclassified subsequently to net earnings	(735)	(19,076)
Remeasurement of defined benefit liability (3)	2,689	—
Item that will not be reclassified subsequently to net earnings	2,689	—
Total other comprehensive income (loss)	1,954	(19,076)
Comprehensive income (loss) for the period	21,743	(4,762)

Comprehensive income (loss) for the period attributable to:
Company shareholders	21,033	(4,435)
Non-controlling interests	710	(327)
	21,743	(4,762)

(1)Presented net of deferred income tax expense (benefit) of $154 and ($614) for the three months ended March 31, 2021 and 2020, respectively.
(2)Presented net of deferred income tax expense (benefit) of $352 and ($45) for the three months ended March 31, 2021 and 2020, respectively.
(3)Presented net of deferred income tax expense of $891 and nil for the three months ended March 31, 2021 and 2020, respectively.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Three months ended March 31, 2020
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges			Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus							Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2019	59,009,685	354,559	16,782	(21,632)	(1,070)	(22,702)	(87,899)	260,740	11,488	272,228
Transactions with owners
Change in excess tax benefit on outstanding share-based awards			500					500		500
Share-based compensation (Note 7)			167					167		167
Dividends on common shares (Note 7)							(8,706)	(8,706)		(8,706)
	—	—	667				(8,706)	(8,039)		(8,039)
Net earnings (loss)							14,376	14,376	(62)	14,314
Other comprehensive (loss) income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 8)					(2,972)	(2,972)		(2,972)		(2,972)
Change in cumulative translation adjustments				4,100		4,100		4,100	(265)	3,835
Net loss arising from hedge of a net investment in foreign operations (2) (Note 8)				(19,939)		(19,939)		(19,939)		(19,939)
				(15,839)	(2,972)	(18,811)	—	(18,811)	(265)	(19,076)
Comprehensive (loss) income for the period				(15,839)	(2,972)	(18,811)	14,376	(4,435)	(327)	(4,762)
Balance as of March 31, 2020	59,009,685	354,559	17,449	(37,471)	(4,042)	(41,513)	(82,229)	248,266	11,161	259,427

(1)Presented net of deferred income tax benefit of $614.
(2)Presented net of deferred income tax benefit of $45.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Three months ended March 31, 2021
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges			Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus							Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2020	59,027,047	354,880	22,776	(18,789)	(3,097)	(21,886)	(51,114)	304,656	12,026	316,682
Transactions with owners
Change in excess tax benefit on outstanding share-based awards			1,508					1,508		1,508
Share-based compensation (Note 7)			168					168		168
Dividends on common shares (Note 7)							(9,299)	(9,299)		(9,299)
	—	—	1,676				(9,299)	(7,623)		(7,623)
Net earnings							19,052	19,052	737	19,789
Other comprehensive (loss) income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 8)					477	477		477		477
Change in cumulative translation adjustments				(3,483)		(3,483)		(3,483)	(27)	(3,510)
Net gain arising from hedge of a net investment in foreign operations (2) (Note 8)				2,298		2,298		2,298		2,298
Remeasurement of defined benefit liability (3)							2,689	2,689		2,689
				(1,185)	477	(708)	2,689	1,981	(27)	1,954
Comprehensive (loss) income for the period				(1,185)	477	(708)	21,741	21,033	710	21,743
Balance as of March 31, 2021	59,027,047	354,880	24,452	(19,974)	(2,620)	(22,594)	(38,672)	318,066	12,736	330,802

(1)Presented net of deferred income tax expense of $154.
(2)Presented net of deferred income tax expense of $352.
(3)Presented net of deferred income tax expense of $891.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended March 31,
(In thousands of US dollars)
(Unaudited)

	Three months ended March 31,
	2021	2020
	$	$
OPERATING ACTIVITIES
Net earnings	19,789	14,314
Adjustments to net earnings
Depreciation and amortization	16,309	15,314
Income tax expense	6,260	3,236
Interest expense	5,368	7,798
Impairment of inventories	964	326
Share-based compensation expense (benefit)	11,137	(3,952)
Gain on foreign exchange	(512)	(1,668)
Pension and other post-retirement expense related to defined benefit plans	525	541
Other adjustments for non-cash items	(180)	1,725
Income taxes paid, net	(7,303)	(4,233)
Contributions to defined benefit plans	(213)	(359)
Cash flows from operating activities before changes in working capital items	52,144	33,042
Changes in working capital items
Trade receivables	(8,561)	(6,039)
Inventories	(29,594)	(12,133)
Other current assets	(501)	(428)
Accounts payable and accrued liabilities	(28,648)	(31,137)
Share-based compensation settlements	(13,205)	—
Provisions	(534)	(355)
	(81,043)	(50,092)
Cash flows from operating activities	(28,899)	(17,050)

INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired	—	(35,704)
Purchases of property, plant and equipment	(9,345)	(7,449)
Purchases of intangible assets	(2,833)	(223)
Other investing activities	46	380
Cash flows from investing activities	(12,132)	(42,996)

	Three months ended March 31,
	2021	2020
	$	$

FINANCING ACTIVITIES
Proceeds from borrowings	147,764	159,916
Repayment of borrowings	(100,779)	(73,763)
Interest paid	(1,861)	(2,991)
Dividends paid	(9,237)	(8,807)
Other financing activities	630	—
Cash flows from financing activities	36,517	74,355

Net (decrease) increase in cash	(4,514)	14,309
Effect of foreign exchange differences on cash	(1,002)	(1,917)
Cash, beginning of period	16,467	7,047
Cash, end of period	10,951	19,439
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	March 31, 2021	December 31, 2020
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	10,951	16,467
Trade receivables	171,191	162,235
Inventories	223,211	194,516
Other current assets	26,269	21,048
	431,622	394,266
Property, plant and equipment	414,087	415,214
Goodwill	132,940	132,894
Intangible assets	124,907	124,274
Deferred tax assets	26,699	29,677
Other assets	13,687	13,310
Total assets	1,143,942	1,109,635

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	156,290	180,446
Share-based compensation liabilities, current (Note 7)	17,420	17,769
Provisions, current	3,555	4,222
Borrowings and lease liabilities, current	25,724	26,219
	202,989	228,656
Borrowings and lease liabilities, non-current	511,744	463,745
Pension, post-retirement and other long-term employee benefits	16,545	19,826
Share-based compensation liabilities, non-current (Note 7)	11,871	13,664
Non-controlling interest put options (Note 8)	15,709	15,758
Deferred tax liabilities	35,844	34,108
Provisions, non-current	2,591	2,430
Other liabilities	15,847	14,766
Total liabilities	813,140	792,953

EQUITY
Capital stock (Note 7)	354,880	354,880
Contributed surplus	24,452	22,776
Deficit	(38,672)	(51,114)
Accumulated other comprehensive loss	(22,594)	(21,886)
Total equity attributable to Company shareholders	318,066	304,656
Non-controlling interests	12,736	12,026
Total equity	330,802	316,682
Total liabilities and equity	1,143,942	1,109,635
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2021
(In US dollars, tabular amounts in thousands, except per share data and as otherwise noted)
(Unaudited)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.
The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of March 31, 2021 and December 31, 2020, as well as its consolidated earnings, comprehensive income, change in equity and cash flows for the three months ended March 31, 2021 and 2020.
These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These financial statements use the same accounting policies, except for the adoption of the new standards described below, and use the same methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for the estimate of the provision for income taxes, which is determined in these financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes.
These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.
These financial statements were authorized for issuance by the Company’s Board of Directors on May 11, 2021.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes.
The Company is closely monitoring the impacts of the coronavirus ("COVID-19") pandemic as a trigger for changes in critical accounting judgments, estimates and assumptions. Given the dynamic nature of the pandemic (including its duration and the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.
New Standards Adopted as of January 1, 2021

In the current period, the Company has applied a number of amendments to IFRS Standards and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2021. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows:

On January 23, 2020, the IASB published Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which includes narrow-scope amendments to IAS 1 Presentation of Financial Statements. The objective of the amendments is to clarify how to classify debt and other liabilities as current or non-current depending on the rights that exist at the end of the reporting period. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments are effective on January 1, 2023 and will be applied retrospectively. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 14, 2020, the IASB published Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16), which prohibits deducting amounts received from selling items produced while preparing the asset for its intended use from the cost of property, plant and equipment. Instead, such sales proceeds and related costs will be recognized in earnings. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies which costs a Company includes when assessing whether a contract will be loss-making. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings:

	Three months ended March 31,
	2021	2020
	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	67,251	59,645
Share-based compensation expense (benefit) (Note 7)	11,137	(3,952)
Pension, post-retirement and other long-term employee benefit plans:
Defined benefit plans	525	541
Defined contribution plans	2,780	316
	81,693	56,550

Finance costs - Interest
Interest on borrowings and lease liabilities (1)	5,388	7,506
Amortization of debt issue costs on borrowings	304	300
Interest capitalized to property, plant and equipment	(324)	(8)
	5,368	7,798

Finance costs - Other finance expense (income), net
Foreign exchange gain	(512)	(1,668)
Other costs, net	1,854	536
	1,342	(1,132)

Additional information
Depreciation of property, plant and equipment	12,892	12,382
Amortization of intangible assets	3,417	2,932
Impairment of assets, net	1,052	812

(1)    Presented net of $1.0 million in interest reimbursements as a result of interest subsidy programs for the three months ended March 31, 2021 (nil for the three months ended March 31, 2020).
4 - INCOME TAXES
The calculation of the Company’s effective tax rate is as follows:

	Three months ended March 31,
	2021	2020
Income tax expense	$6,260	$3,236
Earnings before income tax expense	$26,049	$17,550
Effective tax rate	24.0%	18.4%

The increase in the effective tax rate in the three months ended March 31, 2021 as compared to the same period in 2020 was primarily due to an unfavourable mix of earnings between jurisdictions, partially offset by the favourable application of tax credits.

5 - EARNINGS PER SHARE
The weighted average number of common shares outstanding is as follows:

	Three months ended March 31,
	2021	2020
Basic	59,027,047	59,009,685
Effect of stock options	1,331,384	65,908
Diluted	60,358,431	59,075,593

Stock options that were anti-dilutive and excluded from the calculation of weighted average diluted common shares were as follows:

	Three months ended March 31,
	2021	2020
Anti-dilutive stock options	243,152	613,401

6 - COMMITMENTS
The following table summarizes information related to commitments to purchase machinery and equipment:

	March 31, 2021	December 31, 2020
Commitments to purchase machinery and equipment	$22,881	$17,000

7 - CAPITAL STOCK
Common Shares
The Company’s common shares outstanding as of March 31, 2021 and December 31, 2020 were 59,027,047.
Dividends
The cash dividends paid during the three months ended March 31, 2021 and 2020 were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 12, 2020	March 31, 2020	$0.1475	March 23, 2020	59,009,685	$8,807
March 11, 2021	March 31, 2021	$0.1575	March 22, 2021	59,027,047	$9,237

(1)The aggregate dividend payment amount presented in the table above has been adjusted for the impact of foreign exchange rates on cash payments to shareholders.

Share Repurchases
The Company’s current normal course issuer bid (“NCIB”) was renewed on July 23, 2020 and ends on July 22, 2021. The previous NCIB was in effect from July 23, 2019 through July 22, 2020. The NCIB allows the Company the ability to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices.
There were no shares repurchased during the three months ended March 31, 2021 and 2020. As of March 31, 2021 and 2020, there were 4,000,000 common shares available for repurchase under the NCIB.
There were no shares repurchased under the current NCIB as of May 11, 2021.

Stock Options

The following tables summarize information related to stock options (in Canadian dollars ("CDN") where indicated):

	Three months ended March 31,
	2021	2020
Stock options granted	243,152	1,533,183
Weighted average exercise price per stock option granted	CDN$29.34	CDN$7.94
Stock options cancelled/forfeited	—	37,500
Weighted average exercise price per stock option cancelled/forfeited	—	CDN$12.55

March 31, 2021
Stock options outstanding	2,692,374
Weighted average exercise price per stock option outstanding	CDN$12.88

The weighted average fair value of stock options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	Three months ended March 31,
	2021	2020
Expected life	5.5 years	5.5 years
Expected volatility (1)	27.63%	34.18%
Risk-free interest rate	1.09%	0.75%
Expected dividends	3.07%	10.79%
Stock price at grant date	CDN$29.34	CDN$7.94
Exercise price of awards	CDN$29.34	CDN$7.94
Foreign exchange rate USD to CDN	1.2482	1.4526

(1)Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant.

Restricted Share Units

The following tables summarize information related to restricted share units ("RSUs"):

	Three months ended March 31,
	2021	2020
RSUs granted	81,981	281,326
Weighted average fair value per RSU granted	$23.88	$6.07
RSUs forfeited	—	839
RSUs settled	106,906	—
Weighted average fair value per RSU settled	$23.84	—
Cash settlements (1)	$2,733	—

(1)Includes a cash payment of dividend equivalents on RSUs equaling the product that results from multiplying the number of settled RSUs by the amount of cash dividends per common share declared and paid by the Company from the date of grant of the RSUs to the settlement date.

March 31, 2021
RSUs outstanding	472,817
Weighted average fair value per RSU outstanding	$22.50

Deferred Share Units
The following tables summarize information related to deferred share units ("DSUs"):

	Three months ended March 31,
	2021	2020
DSUs granted	42,778	6,724
Weighted average fair value per DSU granted	$23.78	$6.38

March 31, 2021
DSUs outstanding	429,319
Weighted average fair value per DSU outstanding	$22.50

Performance Share Units

The following table summarizes information about performance share units ("PSUs"):

	Three months ended March 31,
	2021	2020
PSUs granted	200,982	694,777
Weighted average fair value per PSU granted	$29.02	$5.59
PSUs forfeited	—	2,516
PSUs added (cancelled) by performance factor (1)	143,512	(346,887)
PSUs settled (1)	409,670	—
Weighted average fair value per PSU settled	$23.84	—
Cash settlements (2)	$10,472	—

(1)The following table provides further information regarding the PSUs settled and adjusted by performance factor included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares.

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 20, 2017	March 20, 2020	346,887	—%	—
March 21, 2018	March 23, 2021	266,158	153.9%	409,670
(2)Includes a cash payment of dividend equivalents on PSUs equaling the product that results from multiplying the number of settled PSUs by the amount of cash dividends per common share declared and paid by the Company from the date of grant of the PSUs to the settlement date.
Grant details for PSUs granted subsequent to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2019 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•25% based on the Company's total shareholder return ("TSR") ranking relative to the S&P North America SmallCap Materials (Industry Group) Index (the "Index Group") over the measurement period as set out in the table below;
•25% based on the Company's TSR ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as set out in the table below; and
•50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.
Grant details for PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and
•50% based on the Company's ROIC Performance as set out in the table below.

The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Index Group/Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%

The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%

The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above are interpolated on a straight-line basis.

The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.

The weighted average fair value of PSUs granted was based 50% on the five-day volume weighted average price ("VWAP") of the Company's shares on the TSX for the five trading days immediately preceding the grant date and 50% based on a Monte Carlo simulation model implemented in a risk-neutral framework considering the assumptions presented in the following table:

	Three months ended March 31,
	2021	2020
5 day VWAP at grant date	CDN$ 29.78	CDN$ 8.63
Monte Carlo simulation model assumptions:
Expected life	3 years	3 years
Expected volatility(1)	45%	36%
US risk-free interest rate	0.28%	0.30%
Canadian risk-free interest rate	0.46%	0.59%
Expected dividends(2)	CDN$ 0.00	CDN$ 0.00
Performance period starting price(3)	CDN$ 24.20	CDN$ 16.25
Closing stock price on TSX as of the estimation date	CDN$ 29.27	CDN$ 7.24

(1)Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)A participant receives a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.
(3)The performance period starting price is measured as the volume weighted average price for the common shares of the Company on the TSX on the grant date.

The following table summarizes information about PSUs outstanding as of:

March 31, 2021
PSUs outstanding	1,159,242
Weighted average fair value per PSU outstanding	$32.99

Based on the Company’s current performance adjustment factors, the number of PSUs earned if all of the outstanding PSUs were to be settled at March 31, 2021 would be as follows:

Grant Date	Performance
March 21, 2019	162.9%
March 23, 2020	172.5%
March 22, 2021	100.0%
Summary of Share-based Compensation Expense (Benefit) and Share-based Compensation Liabilities

The following table summarizes share-based compensation expense (benefit) recorded in earnings in selling, general and administrative expense:

	Three months ended March 31,
	2021	2020
	$	$
Stock options	168	167
PSUs	7,642	(2,139)
RSUs	1,386	(564)
DSUs	1,941	(1,416)
	11,137	(3,952)

The following table summarizes share-based compensation liabilities recorded in the consolidated balance sheets as of:

	March 31, 2021	December 31, 2020
	$	$
Share-based compensation liabilities, current
PSUs(1)	6,727	8,446
RSUs(1)	1,880	1,969
DSUs(2)	8,813	7,354
Total share-based compensation liabilities, current	17,420	17,769

Share-based compensation liabilities, non-current
PSUs(1)	9,464	10,743
RSUs(1)	2,407	2,921
Total share-based compensation liabilities, non-current	11,871	13,664

(1)Includes dividend equivalents accrued.
(2)Includes dividend equivalent grants and effect of DSUs received in lieu of cash for directors' fees not yet granted.

8 - FINANCIAL INSTRUMENTS
Classification and Fair Value of Financial Instruments
The carrying amounts of the following financial assets and liabilities are considered a reasonable approximation of fair value given their short maturity periods:
•cash
•trade receivables
•supplier rebates and other receivables (excluding interest subsidies receivable)
•accounts payable and accrued liabilities (excluding employee benefits and taxes payable)
Borrowings (Excluding Lease Liabilities)

The fair value of the Company's $250 million senior unsecured notes issued in October 2018 ("Senior Unsecured Notes") is based on the trading levels and bid/offer prices observed by a market participant. As of March 31, 2021 and December 31, 2020, the Senior Unsecured Notes had a carrying value, including unamortized debt issuance costs, of $246.4 million and $246.2 million, respectively, and a fair value of $263.3 million and $265.4 million, respectively.

The Company's borrowings, other than the Senior Unsecured Notes, consist primarily of variable rate debt. The corresponding fair values are estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing. Accordingly, the carrying amounts are considered to be a reasonable approximation of the fair values.

As of March 31, 2021 and December 31, 2020, the Company categorizes its borrowings as Level 2 on the three-level fair value hierarchy.
Interest Rate Swap Agreements
The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.
As of March 31, 2021, and December 31, 2020, the Company categorizes its interest rate swaps as Level 2 on the three-level fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data, either directly or indirectly.
Non-Controlling Interest Put Options
In connection with the acquisition of Airtrax Polymers Private Limited on May 11, 2018, the Company, through its partially-owned subsidiary, Capstone Polyweave Private Limited ("Capstone"), is party to a shareholders’ agreement that contains put options, which provide each of the non-controlling interest shareholders of Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period following the date of acquisition. The agreed-upon purchase price is equal to the fair market valuation as determined through a future negotiation or, as needed, a valuation to be performed by an independent and qualified expert at the time of exercise. During the three months ended March 31, 2021 and 2020, the non-controlling interest put options obligation was remeasured due to changes in exchange rates resulting in less than a $0.1 million and $0.7 million decrease, respectively, in the liability and a corresponding gain recorded in finance costs in other finance expense (income), net. As of March 31, 2021 and December 31, 2020, the amount recorded on the consolidated balance sheet for this obligation is $15.7 million and $15.8 million, respectively.
The Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data. Details of inputs used in this valuation technique are discussed in the Company's audited consolidated financial statements and notes thereto as of December 31, 2020.

A reconciliation of the carrying amount of the Company's non-controlling interest put options classified within Level 3 follows for the period ended March 31, 2021:

Non-controlling interest put options
$
Balance as of December 31, 2020	15,758
Net foreign exchange differences	(49)
Balance as of March 31, 2021	15,709

Contingent Consideration

In connection with the acquisition of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020 ("Nortech Acquisition"), the Company may be required to pay additional consideration to the former owners of Nortech contingent upon the achievement of certain designated financial metrics following a measurement period as specified in the asset purchase agreement.

The Company categorizes this contingent consideration as Level 3 of the fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data. The Company measures the fair value of its contingent consideration by estimating the present value of probable future net cash outflows from the settlement of the earn-out related provisions contained within the asset purchase agreement. These provisions require the Company to pay up to $12.0 million to the former owners of Nortech should the acquired assets generate an excess of certain profit thresholds as defined in the asset purchase agreement, measured over the two-year period following the date of acquisition. Details of inputs used in this valuation technique are discussed in the Company's audited consolidated financial statements and notes thereto as of December 31, 2020.
As of March 31, 2021 and December 31, 2020, management does not believe that any amount of payment toward this obligation is probable based on its fair value estimations of the undiscounted future net cash flows (as measured according to the asset purchase agreement) to be generated by Nortech and, therefore, the Company estimates the fair value of the obligation to be nil. The fair value of the contingent consideration will continue to be reassessed at each reporting date with any changes to be recognized in earnings in finance costs in other finance expense (income), net.

Interest Rate Swap Agreements
The Company is exposed to a risk of changes in cash flows due to the fluctuations in interest rates on its variable rate borrowings. To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements.

The Company was party to the following interest rate swap agreements, which are qualifying cash flow hedges designated as hedging instruments, as of March 31, 2021:

Effective Date	Maturity	Notional Amount $	Settlement	Fixed interest rate paid %
June 8, 2017	June 20, 2022	40,000	Monthly	1.7900
August 20, 2018	August 18, 2023	60,000	Monthly	2.0450

The following table summarizes activity related to interest rate swap agreements designated as hedging instruments:

	Three months ended March 31,
	2021	2020
	$	$
Gain/(loss) from change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI (1)	631	(3,586)
Deferred tax (expense)/benefit on change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI	(154)	614

(1)The hedging gain/loss recognized in other comprehensive income ("OCI") before tax is equal to the change in fair value used for measuring effectiveness. There is no ineffectiveness recognized in earnings.

The following table summarizes balances related to interest rate swap agreements designated as hedging instruments as of:

	March 31, 2021	December 31, 2020
	$	$
Carrying amount included in other liabilities	3,394	4,025
Cumulative loss in cash flow hedge reserve, included in OCI, for continuing hedges	(2,620)	(3,097)

Hedge of net investment in foreign operations
A foreign currency exposure arises from the Parent Company's net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary. The Company's Senior Unsecured Notes are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows:

	Three months ended March 31,
	2021	2020
	$	$
Gain/(loss) from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	2,650	(19,984)
Gain/(loss) from Senior Unsecured Notes recognized in OCI	2,650	(19,984)
Deferred tax (expense)/benefit on change in value of the Senior Unsecured Notes recognized in OCI	(352)	45

The notional and carrying amounts of the Senior Unsecured Notes are as follows:

	March 31, 2021	December 31, 2020
	$	$
Notional amount	250,000	250,000
Carrying amount	246,362	246,236

The amounts related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, are as follows:

	Three months ended March 31,
	2021	2020

(Loss)/gain from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	(2,650)	19,984

The cumulative amounts included in the foreign currency translation reserve related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, is as follows:

	March 31, 2021	December 31, 2020
	$	$
Cumulative gain included in foreign currency translation reserve in OCI	9,997	7,347

9 - POST REPORTING EVENTS
Non-Adjusting Events
•On May 11, 2021, the Company declared a quarterly cash dividend of $0.1575 per common share payable on June 30, 2021 to shareholders of record at the close of business on June 16, 2021. The estimated amount of this dividend payment is $9.3 million based on 59,027,047 of the Company’s common shares issued and outstanding as of May 11, 2021.
No other significant adjusting or non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:
1.Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended March 31, 2021.
2.No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3.Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.
4.Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.
5.Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:
(a)designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.
5.1Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).
5.2ICFR – material weakness relating to design: N/A
5.3Limitation on scope of design: N/A
6.Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on January 1, 2021 and ended on March 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 12th day of May, 2021.

By: /s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:
1.Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended March 31, 2021.
2.No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3.Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.
4.Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.
5.Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:
(a)designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.
5.1Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).
5.2ICFR – material weakness relating to design: N/A
5.3Limitation on scope of design: N/A
6.Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on January 1, 2021 and ended on March 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 12th day of May, 2021.

By: /s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer